Wingspan Health

Technology Software Female Founder Bio Tech Healthcare

With Wingspan, own your patient history and stay up to date

WINGSPANHEALTH.COM SAN FRANCISCO CALIFORNIA





I have a rare disease that took 3 years to get diagnosed. I bounced between specialists; no one saw a clear picture of my health. I only got treatment when I brought all of my records together and presented them clearly. As care gets more scattered this problem has ballooned, and we want to help everyone (and their doctor) see the full picture.

Susanne Fortunato Founder & CEO @ Wingspan Health

Why you may want to support us...

1. Integrated with 300+ healthcare organizations in less than 6 months with $0 funding.
2. Founder with a rare disease fought against physical paralysis for 3 years before diagnosis.
3. Founder worked at Epic, athenahealth and OM1 - three largest health tech companies.
4. Wingspan has already integrated with more than 50% of health providers in the United States.
5. $50k investment from XX Team & $15k grant from Y Combinator.

Why investors ❤ us

WE'VE RAISED $100,000 SINCE OUR FOUNDING



Susanne is one of the most impressive early-stage founders I've met. She's a one-woman product development powerhouse who managed to build something incredibly complete and polished in eight months, on her own. Combine that with considerable industry experience, an inspiring personal connection to the problem she's solving, and a massive opportunity, and you have so much potential. Wingspan is the future of how we take charge of our own healthcare.

Paul Sawaya
Founder & CTO, Human Interest

The founder

MAJOR ACCOMPLISHMENTS



Susanne Fortunato
Founder & CEO
Susanne designed usability testing for Epic, created the first transgender inclusive EHR, and launched the first AI tool to that actually changed a doctor's mind.

In the news

Y Combinator

Announcing the Startup School 2019 Grant Recipients

As part of our efforts to further support founders in Startup School, we awarded $15,000 in equity-free grants to the most promising companies to go through the course. The quality (and quantity!) of founders who

July 10, 2020 @ blog.ycombinator.com

Downloads

Vessel April 1 .pdf

With Wingspan, you get a full picture of your health that is always with you and updated automatically.

Health care is scattered - as you change jobs, health insurance, or hometowns your health records are fractured - and as a result, no one really has a comprehensive view of your health. Wingspan brings all your healthcare information into one place and delivers actionable reminders or tools on how to improve your care.

In less than a year, Wingspan launched integrations with over 50% of providers in the United States. This is far beyond what similar products have accomplished, and we're continuing to scale integration fast.

Inconsistent, incomprehensive & unsatisfying medical care, when it's needed the most.

When was your last tetanus shot? Is your blood pressure normally this low? These simple questions most of us ask at some point are not that simple when we can't access our own records. I fought against a rare disease myself, and for years, doctors could not understand what it was because no one had a full picture of my records.


Patient Problem:
Hard to Answer Simple Questions
When was my last tetanus shot?
Am I due for a pap smear?
Is my blood pressure normally this low?
Did all that exercise make me healthier?
How much did it cost when I had strep?
Am I being screened for everything I should be?

The patient problem trickles down onto flawed data that affect research and clinical conclusions. If we can't access patients' data, how are we expected to rely on claims that are built on top of flawed data?


Research Problem:
Flawed Data = Flawed Conclusions
Clinical & claims data rarely connected
No way to know if patients took prescribed meds
3-5% of patient IDs are corrupted
25+% missing medication data
30+% missing lab data
No additional wellness data
Can't tell when data is incorrect or incomplete

Wingspan brings all your healthcare information into one place.

By having all your data together, our platform shows you how your care compares to CDC best practices, reminds you of things you are missing, helps you see how metrics like blood pressure impact your risk of developing certain health conditions, and gives you actionable tools to improve on those metrics.



The Solution
PARTNERS HEALTHCARE
CHA Cambridge Health Alliance
THE DERMATOLOGY INSTITUTE OF BO
Beth Israel Deaconess Medical Center
23andMe
dr. on demand
heal
Curology
myfitnesspal
fitbit
Natural Cycles
VESSEL
CVS pharmacy
PillPack by amazon pharmacy
Walgreens
aetna
Anthem
UnitedHealthcare
Include patients in data aggregation to create true longitudinal records

How it works is simple, log in to Wingspan, find your doctor and log into your patient portal, and all data automatically pulls into your Wingspan profile.



Vessel Health
Connect
Demo
Profile Settings
Dashboard
Conditions
Medications
Vital Signs
Results
Cardiac
Metabolic
Hormonal
Blood Counts
Sexual Health
Add'l Screenings
Imaging
All Results
CHOLESTEROL TEST RESULTS
Show 10 entries
Search:
Date
LDL
Higher levels of LDL raise your risk of heart disease
Total Cholesterol
Ratio
2015/10/03 77 86 64 177
2019/09/13 110 high 89 77 203 high
Showing 1 to 2 of 2 entries
OTHER CARDIAC BLOOD TESTS

We have the right team to do this.

Susanne has been that patient for whom she is building wingspan. She got sick at 18 with a complex rare disease and no one was able to diagnose her for over 3 years. Bounced from doctor to doctor, none of them understood because none of them had her entire health history. It was not until she put together all her information into a massive spreadsheet that another doctor was able to see what was actually going on.

She is not only the patient, but also the expert - with previous experience in healthcare tech as a Product Manager in Epic, Athenahealth, and OM1.



Team


ENGINEERING
MEDICAL
GROWTH
Susanne Fortunato
full time
Quinn Wang, MD
part time
Gabrielle Pedriani
part time
MAN REPELLER

In less than a year, Wingspan launched integrations with over 50% of providers in the United States.

This is far beyond what similar products have accomplished, and we're continuing to scale integration fast.

Healthcare data is messy. The same diagnosis or blood test can be documented in dozens of different ways. Our proprietary, AI-driven mapping infrastructure takes this messy data and makes sense of it - so that you can actually see trends in your test results (legitimately no one has done this).

We have integrated with 655+ health systems.

In the Bay Area that includes: Kaiser, Sutter, Stanford, and One Medical. This is way more comprehensive (and growing way faster) than Apple Health Kit or other competitors.


WE'VE GOT DATA
300+ HEALTHCARE ORGS
INTEGRATED IN <6 MONTHS
Healthcare Organizations
400
300
200
100
0
Aug
Sept
Oct
Nov
Dec
Jan
Feb
March
2019-2020

This is a $1B growing opportunity

The Patent Registry Data Market is valued at $1B in 2020 and has been growing 12% year-over-year.

What's next

We are kicking off a proper brand launch - our sole goal will be to start growing, fast.



Next 6 Months
USER GROWTH
Partner with a Disease Advocacy Group
Continue 30-40% MOM growth
PRODUCT
90% coverage of US health systems
Add Risk Profiling
New data sources: insurance, fitness/nutrition
BUSINESS DEV
Develop relationships with 3+ disease advocacy groups
First Data Sale MVP or LOI

Conclusion

Wingspan exists to make it easy for regular people to confidently navigate healthcare and get the care they need - regardless of what health insurance they have or which doctors they see.

Investor Q&A

− COLLAPSE ALL

What does your company do?

We get all of your medical information in one place, and use it to tell you what your doctor missed. We also tell you the one thing you can do to most improve your health.

Where will your company be in 5 years?

The place people go when:- they used to google their symptoms - before they schedule a doctor's appointment

Why did you choose this idea?

I have a rare disease that took 3 years to get diagnosed. I bounced between specialists; no one saw a clear picture of my health. I only got treatment when I brought all of my records together and presented them clearly. As care gets more scattered this problem has ballooned, and we want to help everyone (and their doctor) see the full picture.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

We get data through EMR / patient portals, which have only just now been around for long enough to have good data.
Care is getting more scattered (people move, change jobs, insurance, and/or use online healthcare apps like Hims&Hers). This splits medical records so no provider can see the big picture
Shortage of primary care doctors means less monitoring of individual patients.
With Covid-19, important to reduce the burden on medical system - Vessel provides education and insight without using a doctor's time. This helps patients communicate effectively with a doctor who may not have access to their medical information (eg due to telehealth).

How far along are you? What's your biggest obstacle?

We're pulling data from 300+ healthcare organizations (Kaiser, NYU, MGH, Emory, etc), mapping it (which is hard - this is messy data!) and beginning to compare that data to standards of care.
Hardest part is helping people figure out their usernames and password for patient portals - we've been iterating and testing different versions of tooling to assist this process and are seeing promising improvement in the funnel metrics.

Who competes with you? What do you understand that they don't?

We know that it's not enough just to bring medical information into one place. You have to show it to users in a clean and clear way -- with additional context to make them feel smart, informed, and empowered.
We also have a deep understanding of interoperability in healthcare, which has enabled to scale actual, live integrations super fast. (Most companies raise 2-3m to get close to the amount of integrations we have.)

How will you make money?

Getting medical information into one place in a clear, structured way is great for patients - and for researchers. We plan to safely and securely empower large-scale research.
We've sold these datasets before, understand where what's currently available falls short (messy data, bias in data sets, non-unique patient ids, lack of clinical data) and are on track to GTM with a targeted dataset in about 6 months.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Other "one medical record" products (apple, onerecord, picnic, backpack) could pivot into more explainability. Changing inter-op laws could give competitors an advantage. People don't find the product compelling enough to bother linking their patient portal accounts (that's a risk for all competitors too). Don't get enough of the right kind of users to make money.

What are the equity splits?

n/a

What is the biggest disagreement you've had with your cofounders?

n/a